UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC

February 26, 2007

Greg A. Kinczewski
Vice President/General Counsel
The Marco Consulting Group
550 West Washington Blvd.
Ninth Floor
Chicago, IL 60661

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-26-2007

Re: Verizon Communications Inc.
Incoming letter dated February 14, 2007

Dear Mr. Kinczewski:

This is in response to your letter dated February 14, 2007, which we received on February 16, 2007, concerning the shareholder proposal submitted to Verizon by the International Brotherhood of Electrical Workers' Pension Benefit Fund. On February 8, 2007, we issued our response expressing our informal view that Verizon could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED

MAR 0 2 2007

THOMSON
FINANCIAL

cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

07045818

THE MARCO
CONSULTING
GROUP

RECEIVED
2007 FEB 16 AM 11: 18
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 14, 2007

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street NE
Washington, DC 20549
Overnight Delivery

RE: Verizon Communications Inc. Request for No-Action Letter Regarding Shareholder Proposal Submitted by the International Brotherhood of Electrical Workers

Ladies and Gentlemen:

This letter is submitted on behalf of the International Brotherhood of Electrical Workers Pension Benefit Fund ("Proponent") in response to a letter dated December 22, 2006 on behalf of Verizon Communications Inc. (the "Company") seeking a no action letter ("Request") pursuant to Rule 14a-8(j) promulgated by the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 ('Act") regarding the Company's intention to revise or omit from its 2007 proxy materials Proponent's shareholder proposal urging the Board of Directors to amend the Company's by laws, effective upon the expiration of current employment contracts, to require that an independent director be its Chairman of the Board of Directors ("Proponent's Proposal"). Six copies of this response are being submitted and one copy is being sent to the Company.

Verizon claims that it can exclude the Proponent's proposal pursuant to Rule 14a-8(i)(6) because the Company "lacks the power and authority to implement" the resolution. The Request argues that in order to implement the Proposal, the Company would be required to amend its by-laws, which is beyond its power and authority to carry out. The request for a no-action letter states that "the Proposal does not provide the board with an opportunity or mechanism" to take other steps to implement the Proposal's clear goal of increasing the independence of the Board Chair position.

Proponent respectfully submits that the intention of the resolution language was to allow the Company the greatest level of flexibility in responding to the Proposal. It is the Board of Directors that are most qualified to decide the specific procedural steps to take in order to implement this Proposal; nonetheless, the Proponent is more than willing to amend the Proposal as it relates to the changing of the Company's by-laws.

Proponent would amend the Resolved section of its proposal by adding this sentence to it:

> The amended by laws should specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance is excused if no independent director is available and willing to serve as chairman.

For the foregoing reasons, Proponent believes that there is no justification for the Company omitting its Proposal.

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

Please contact the undersigned at 312-612-8452 with any questions.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

cc: Mary Louise Weber
Assistant General Counsel
Verizon
One Verizon Way
Room VC54S440
Basking Ridge, NJ 07920

Chris Johansson
IBEW Corporate Affairs Manager
International Brotherhood of Electrical Workers
900 Seventh Street, N.W.
Washington, DC 20001

END